May 4, 2016

VIA EDGAR AND FEDERAL EXPRESS

Jennifer Monick

Assistant Chief Accountant

Office of Real Estate and Commodities

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Ventas, Inc.
Form 10-K for the fiscal year ended December 31, 2015

Filed February 12, 2016

File No. 1-10989

Dear Ms. Monick:

Set forth below are the responses of Ventas, Inc., a Delaware corporation (together with its subsidiaries, the “Company”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated April 21, 2016 from you to Robert F. Probst, the Company’s Executive Vice President and Chief Financial Officer, with respect to the above-referenced filing.

For the convenience of the Staff, we have set forth below each of the Staff’s comments in italics, immediately followed by our response thereto.

Funds from Operations and Normalized Funds from Operations, page 61

1.              We refer to your response dated May 18, 2015.  We note that you reconcile Funds from Operations (FFO) from Net income attributable to common stockholders and it appears FFO represents FFO attributable to common stockholders.  In future filings please revise the label of this non-GAAP measure to indicate that it is FFO attributable to common shareholders.

As requested, the Company will use the label “FFO attributable to common stockholders” in its future filings.   In this regard, the Company advises the Staff of its intention to also use the label “Normalized FFO attributable to common stockholders” and to reconcile both non-GAAP measures to net income attributable to common stockholders in the Company’s future Exchange Act periodic reports.

Note 8 — Intangibles, page 107

2.              We note you record in-place and other lease intangibles over the remaining life of the associated lease.  For such intangibles related to your senior housing communities and skilled nursing facilities, please tell us the amount you have recorded as of December 31, 2015 and 2014, the average useful life used for 2015, 2014, and 2013, and the amount of the related amortization expense recorded for 2015, 2014 and 2013.  Please tell us if the useful life is based on the triple net lease or the lease with the resident.  Within your response, you should separately address the basis of the useful life used for properties that are managed and properties that are leased.  Please reference the authoritative accounting literature management relied upon.

In determining the Company’s estimate of useful life for in-place lease intangibles, the Company considered ASC 350-30-35-2, which states that “the useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity”.  Due to the inherent differences in the future cash flows of the Company’s triple-net leased properties and senior living operations reportable business segments, these estimates can vary between segments.

The useful life of in-place lease intangibles in the Company’s triple-net leased properties reportable business segment, including but not limited to seniors housing assets and skilled nursing facilities, represents the respective remaining lease terms, including any renewal periods assumed.  This useful life is consistent with the cash flows that are being derived from the underlying triple-net lease.

As it relates to the Company’s managed properties within its senior living operations reportable business segment, the useful life of in-place lease intangibles represents the Company’s estimate of average resident stays, generally 12 to 18 months.   This useful life is consistent with the cash flows that are being derived from resident contracts at each of the facilities and is consistent with recognition of revenue from move-in fees.

The value of in-place and other lease intangibles in the table on page 107 includes not only these in-place lease intangibles but also intangibles associated with operating leases (e.g., ground leases) that are considered to be below-market at the acquisition date.  The useful life of these intangibles represents the respective remaining lease terms, including any renewal periods assumed.

The table below summarizes the balance, average useful lives, and amortization expense of in-place lease intangibles associated with the Company’s seniors housing and skilled nursing facilities, by reportable business segment.

	Balance as of		Average Useful Life (in Years) as of			Amortization Expense for the years ended
	December 31,		December 31,			December 31,
(Dollars in thousands )	2015	2014	2015	2014	2013	2015	2014	2013
Triple-Net Leased Properties
- In-place lease value
Seniors housing	$117,065	$45,062	12.4	11.8	11.7	$9,521	$3,915	$3,453
Skilled Nursing	1,586	1,730	8.9	8.1	7.8	166	247	300

Senior Living Operations
- In-place lease value	344,093	267,615	1.4	1.4	1.4	74,738	23,599	15,566
- Below market ground lease intangible	11,746	11,746	26.7	26.7	26.7	400	400	400
- Below market operating lease intangible	3,680	3,680	5.0	5.0	5.0	156	787	914

Note 13 — Income Taxes, page 116

3.              We note your reconciliation table at the bottom of page 117, specifically your increase in valuation allowance of $20,978,000 for 2015.  Please tell us how this amount reconciles to your rollforward table at the bottom of page 118.

The amount of $20,978,000 shown in the table at the bottom of page 117 includes only the federal income tax effect, excluding state income taxes, of the net change in valuation allowances for all the subsidiaries subject to income tax below the level of Ventas, Inc.  The state income tax impact of changes in the valuation allowances for these subsidiaries is included in the $657,000 amount for state income tax, net of federal benefit, line in the table on page 117.

The amount of $24,332,000 shown on the “Expenses” line in the table at the bottom of page 118 includes the federal and state income tax effect of only the increases (not the decreases) in valuation allowances for these subsidiaries.  There was no increase in the valuation allowance for Ventas, Inc. except in purchase accounting.  The federal and state income tax effect of decreases in the valuation allowances for these subsidiaries and Ventas, Inc. for the current year are included in the Deductions line, as in our response to Question #4 below.

Please see the reconciliation below.

Increase in valuation allowance (Federal income tax effect excluding state income taxes) Page 117	20,978
State valuation allowance amount included in state income taxes, net of Federal benefit, on Page 117	2,669
Federal income tax effect of reversal of valuation allowance of subsidiary, included in “Deductions”	397
Other	288
Page 118 table — Expenses	24,332

4.              We note your rollforward table at the bottom of page 118.  Please clarify for us and in future filings the nature of the line items for Deductions.

The Deductions line item includes the utilization of net operating losses previously subject to a full valuation allowance in the current year and the reversals of prior year valuation allowances in the current year, even if not utilized, for Ventas, Inc. and all of its subsidiaries.

Please see the reconciliation below.

Federal income tax effect of utilization of net operating loss (“NOL”) — Ventas, Inc.	(39,900)
Federal and state income tax effect of utilization of NOL - subsidiary	(443)
New York / New York City income tax effect of valuation allowance reversal - subsidiaries	(2,094)
Total	(42,437)

As requested, the Company will specify the nature of the line items for Deductions in its future Exchange Act periodic reports.

Note 18 — Related Party Transactions, page 123

5.              Please tell us how you are able to substantiate the representation that your related party transactions are considered to be arm’s length in nature; refer to ASC 850-10-50-5.

In determining that the related party transactions are considered to be arm’s length in nature, the Company respectfully submits that, as the owner of a diversified portfolio of approximately 1,300 healthcare and seniors housing properties that it leases to numerous unaffiliated tenants or operates through multiple independent third-party managers, the Company is qualified to substantiate whether the transactions referred to in Note 18 — Related Party Transactions are on terms consistent with transactions with unaffiliated third parties.  The Company structures, negotiates and enters into management agreements and leases with unaffiliated parties in the ordinary course of its business.  The Company, as an active participant in the healthcare and seniors housing transaction market, has access to management and lease terms for numerous healthcare deals in the market involving unaffiliated parties.  The Company also monitors lease and management transactions between unaffiliated companies through public filings, news reports, analyst reports and industry data.  The Company’s investment and asset management teams gather, review and analyze the terms for those transactions within the healthcare industry not involving the Company.  In the case of its management agreements with Atria Senior Living, Inc. (“Atria”), the Company evaluated and compared the management fees payable to Atria with the Company’s unaffiliated transactions, other past and current transactions in the market and proposals or agreements made by or to Atria respecting management arrangements with unaffiliated property owners, and determined that the management fees payable to Atria were on terms consistent with those transactions.  Applying the same analytical framework, the

Company determined that the rent that Ardent Health Partners, LLC or its subsidiaries (collectively, “Ardent”) are obligated to pay the Company under the master lease agreement is arm’s length in nature.

Further, the Company has designed its internal controls and procedures to ensure the appropriate level of management and/or board of directors’ review and approval of related party transactions, including the nature and key terms of the transactions.  Such transactions, including those involving Atria and Ardent, are subject to at least the same level of scrutiny as transactions with unaffiliated third parties.

As a result of the Staff’s comment, in future filings the Company will revise its Exchange Act periodic reports to disclose the transactions are on terms consistent with transactions with unaffiliated third parties.

Note 21 — Condensed Consolidating Information

Condensed Consolidating Statement of Cash Flows, page 138

6.              In future periodic filings, please detail cash changes from investing activities individually when such amounts exceed 10% of the average net cash flows from operating activities or tell us how you determined this presentation if not necessary.  Refer to Rules 3-10(i) and 10-01(a)(4) of Regulation S-X.

As requested, the Company will detail cash changes from investing activities individually when such amounts exceed 10% of the average net cash flows from operating activities in its future Exchange Act periodic reports.

We hope that the foregoing has been responsive to the Staff’s comments.  The Company hereby acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments or wish to discuss further the foregoing responses to your April 21, 2016 letter, please call me at (312) 660-3725.

Very truly yours,

/s/ Robert F. Probst

Robert F. Probst
Executive Vice President and Chief Financial Officer

cc:                                Debra A. Cafaro, Chairman and Chief Executive Officer of Ventas, Inc.

T. Richard Riney, Executive Vice President, Chief Administrative Officer, General

Counsel and Ethics and Compliance Officer of Ventas, Inc.